TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Mayah Y. Judovits
Direct Tel. 212.880.6153
mjudovits@torys.com

04036899

September 13, 2004

SUPPL

By Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News release, dated September 9, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Mayah Y. Judovits

Mayah Y. Judovits

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP
Daniel M. Miller
Torys LLP

dlw 9/16

4149121.1
01549-2002

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ACQUIRES COAL LEASE FOR TUNNELWAY

Calgary, Alberta (GCE-TSX), September 9, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that Alberta Energy has granted it a coal lease covering the lands containing the coal conveyor tunnelway. The tunnelway is an underground passage that houses a conveyor system owned by the Company which historically has been used to transport run-of-mine coal to the Company's processing facilities. The Company will promptly undertake a review of the tunnelway to determine the capital requirements to refurbish the underground passage and the existing conveyor system.

"The Company is extremely pleased that it has been able to obtain this coal lease that allows us the option of refurbishing the tunnelway and the conveyor system. The potential to reduce our operating costs through the elimination of significant truck haulage requirements exists and we will be initiating a detailed review of the refurbishment requirements immediately" said Robert Stan, Grande Cache's President and Chief Executive Officer.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.